May 20, 2005

via facsimile and U.S. mail
Mr. Douglas W. Weir
Chief Financial Officer
Toreador Resources Corporation
4809 Cole Avenue, Suite 108
Dallas, Texas 75205

	Re:	Toreador Resources Corporation
		Form 10-K, for the year ended December 31, 2004
		Supplemental response dated April 29, 2005
      File No. 0-02517


Dear Mr. Douglas W. Weir:


      We have reviewed the above filing and supplemental response and have the following accounting. We have limited our review to only the matters addressed below and will make no further review of your document. Comments relating to engineering matters, if any, will be issued in a separate letter. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.








10-K for the year ended December 31, 2004


Critical Accounting Policies, page 32

1. We note your proposed modifications and revisions to your critical accounting policies but were unable to locate how you intend to address the specific instances where uncertainties exist in your estimates that materially affect the quality and variability of your earnings and cash flows. For example your disclosures do not include a sensitivity analysis and discussion of historical experience in making critical estimates associated with your oil and gas reserves or fluctuations in foreign currency. We believe you will need to further revise your proposed disclosures to include these components.
In this regard we reissue prior comment 1.

Notes to Consolidated Financial Statements, page F-12

2. We note your proposed disclosure in response to prior comment 3 and believe you will need to further expand your revenue policy to clearly address how you apply the revenue recognition principles prescribed by SAB Topic 13A to your contractual sales arrangements.
In this regard we reissue prior comment 3.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of amendments to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Jon Duersch at (202) 942-1761 or Jill Davis at
(202) 942-1996 if you have questions regarding comments on the financial statements and related matters. Please contact me at
(202)
942-1870 with any other questions. Direct all correspondence to the following ZIP code: 20549-0405.

							Sincerely,



							H. Roger Schwall
							Assistant Director
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Toreador Resources Corporation.
May 20, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE